UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2018

TIM S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82–

Press Release

TIM SECURES 3700 MHz BAND FREQUENCIES WITH AN INVESTMENT OF 1,694 MILLION EUROS TO LEAD DEVELOPMENT OF THE NETWORKS OF THE FUTURE IN ITALY

TIM consolidates its leadership of the mobile communications market in Italy and reaffirms its commitment to the country’s digital development

The 3700 MHz band frequencies are fundamental for infrastructure deployment and the dissemination of new generation UBB services

Rome, 2 October 2018

TIM has concluded its participation in the Ministry of Economic Development’s auction for 5G frequencies with successful bids for an 80MHz block of 3700 MHz (at a cost of 1,694 million euros) and a 200MHz block of 26 GHz (at a cost of 33 million euros). In addition to the two blocks of 700 MHz it had already won, this brings the total invested in this 5G spectrum auction to 2,407 million euros, which represents both the widest spectrum bandwidth acquired and the biggest investment of any company participating in the auction. The frequencies all have different and complementary characteristics in terms of coverage, penetration and capacity, and will be available until 2037.

TIM’s Chief Executive Officer, Amos Genish, stated: “By securing all three band frequencies put on auction, TIM strengthens its network leadership in Italy. The new frequencies acquired represent a core asset for the Group’s future development and, at the same time, for the ongoing digitization of Italy. The 5G tests initiated in recent years by TIM are a unique case in Italy, which have already brought about tangible results. The recent switch on of the antenna in Bari certifies TIM’s technological primacy. Our commitment to innovation is reaffirmed and we are convinced we can continue to offer our customers services that are always cutting edge as well as the best digital experience available on the market”.

“Artificial intelligence, virtual and augmented reality, robotics and a network of sensors expected to number one trillion by 2025 – these will be the innovation drivers of the next decade and the pillars on which digital transformation is based. Together they will lead to the creation of the Gigabit Society in which TIM will continue to play a leading role in Italy,” concluded Genish.

TIM will make immediate use of the higher frequency 5G blocks (3700 MHz and 26 GHz), together with the blocks it already owns in those frequencies, to leverage the testing already underway in Turin, Bari and Matera and in the Republic of San Marino. In San Marino TIM has already started to implement services for the Smart City (public security, transport, environmental monitoring), healthcare, tourism and culture, in addition to applications in the media, education and virtual reality fields.

The 3700 MHz band, already used for the tests launched at the start of the year, is available immediately; from 2019 the 26 GHz “millimetre wave” band will be available, which is already “5G-ready” and will be used to road test the first 5G services.

The 700 MHz frequencies, available from 2022, will strengthen UBB coverage throughout the country, including in indoor areas, with the implementation of 5G technology.

The availability of 5G frequencies will further boost the deployment of TIM’s new generation networks in Italy, where TIM’s 4G mobile ultrabroadband coverage now reaches over 98% of the population and fixed super-fast broadband reaches 80% of homes via FTTC and FTTH technology.

More than anything, 5G will be an enabling factor for a series of services capable of revolutionising the lives of citizens, consumers and businesses, launching us into an environment where everything will be smarter and more connected. From cars to cities, agriculture and hospitals, the Internet of Things and smart infrastructure; tens of billions of IoT devices and sensors with a mobile connection will generate more and more data. 5G networks will provide a download capacity of around 10-50 Gigabits, with a maximum latency of 1 millisecond for mobile communication, ensuring a clear improvement that complements and supplements the performance currently guaranteed by 4G (and its evolutions like 4.5G).

In relation to the payment of the frequencies, the Government has established in the 2017 Budget Law that the proceeds will derive primarily from the frequencies 3.6-3.8 and 26.5-27.5. For the current year the Government has identified, in relation to the 5G auction, to collect a total of 1,250 million euros from all operators, 50 million in 2019, 300 million in 2020, 150 million in 2021, and the remaining surplus in 2022. For the TIM Group the cash outlay estimated beforehand, and thus the impact on the net financial position in 2018, will be of approximately 480 million euros.

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

TIM Investor Relations

+39 06 3688 2807

www.telecomitalia.com/investor_relations

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the six months ended June 30, 2018 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2018-2020 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.

our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2nd, 2018

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager